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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LYNCH INTERACTIVE CORPORATION

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
551137102
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this schedule is filed:

        / /      Rule 13d-1(b)

        /x/      Rule 13d-1(c)

        / /      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            551137102

(1)	Name of Reporting Person Cascade Investment, L.L.C. S.S. OR I.R.S. Identification No. of above person.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power -0-

		(6)	Shared Voting Power 235,294

		(7)	Sole Dispositive Power -0-

		(8)	Shared Dispositive Power 235,294

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 235,294

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9) 7.7%

(12)	Type of Reporting Person (See Instructions) CO

CUSIP No.            551137102

(1)	Name of Reporting Person William H. Gates III S.S. OR I.R.S. Identification No. of above person.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power -0-

		(6)	Shared Voting Power 235,294

		(7)	Sole Dispositive Power -0-

		(8)	Shared Dispositive Power 235,294

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 235,294

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9) 7.7%

(12)	Type of Reporting Person (See Instructions) IN

ITEM 1.

(a)	Name of Issuer
Lynch Interactive Corporation (the "Issuer")

(b)	Address of Principal Executive Offices of the Issuer:
401 Theodore Fremd Avenue, Rye, NY 10580

ITEM 2.

(a)	Name of Persons Filing
(1) Cascade Investment, L.L.C. ("Cascade") (2) William H. Gates III

(b)	Address of Principal Business Office
(1) 2365 Carillon Point, Kirkland, Washington 98033 (2) One Microsoft Way, Redmond, Washington 98052

(c)	Citizenship
(1) Cascade is a limited liability company organized under the laws of the State of Washington (2) William H. Gates III is a citizen of the United States of America

(d)	Title of Class of Securities
Common Stock, par value $.001 per share ("Common Stock")

(e)	CUSIP Number
551137102

ITEM 3.

        Not Applicable

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Cascade beneficially owns 235,294 shares of Common Stock that are issuable upon conversion of a promissory note that is currently convertible.*
(b)	Percent of class: The Common Stock into which the promissory note is currently convertible represents 7.7% of the outstanding Common Stock calculated pursuant to Rule 13d-3(d)(1).

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-

	(ii)	Shared power to vote or to direct the vote 235,294*

	(iii)	Sole power to dispose or to direct the disposition of -0-

	(iv)	Shared power to dispose or to direct the disposition of 235,294*

*  All Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, Cascade's manager and executive officer, has voting and investment power with respect to the Common Stock held by Cascade. Mr. Larson disclaims beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002 Date
CASCADE INVESTMENT, L.L.C.
By /s/ Michael Larson Michael Larson, Manager
WILLIAM H. GATES III
By /s/ Michael Larson William H. Gates III, by Michael Larson as attorney in fact*

JOINT FILING AGREEMENT

        We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

DATED: February 12, 2002.	CASCADE INVESTMENT, L.L.C.
By /s/ Michael Larson Michael Larson, Manager
WILLIAM H. GATES III
By /s/ Michael Larson William H. Gates III, by Michael Larson as attorney in fact*

*  Duly authorized under power of attorney dated March 14, 2001, by and on behalf of William H. Gates III, filed with Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File Number 005-52919, and incorporated by reference herein.

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SIGNATURE
JOINT FILING AGREEMENT